

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2019

Robert C. Hodgkins, Jr.
President, Chief Executive Officer and Chief Financial Officer
DCP Holding Company
100 Crowne Point Place
Cincinnati, OH 45241

> **Re: DCP Holding Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2019**
> **File No. 000-51954**

Dear Mr. Hodgkins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Alan K. MacDonald, Esq.